SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

Schedule 14D-9

Amendment No. 1

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

REEDS JEWELERS, INC.

(Name of Subject Company)

REEDS JEWELERS, INC.

(Name of Person Filing Statement)

Common Stock, Par Value $0.10 Per Share
(Title of Class of Securities)

758341101
(CUSIP Number of Class of Securities)

James R. Rouse
Treasurer and CFO
Reeds Jewelers, Inc.
2525 South 17th Street, Wilmington, NC 28401
(910) 350-3100

(Name, Address, and Telephone Number of Persons Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)

☐  Check the Box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.

N/A

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

The name, business address and business telephone number of the Company, which is the person filing this statement, is Reeds Jewelers, Inc. 2525 South 17Th Street, Wilmington, NC 28401, (910) 350-3100.

This statement relates to a Tender Offer by Sparkle, LLC (“Sparkle”) as disclosed in the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) by Sparkle on January 29, 2004, as amended on March 2, 2004 and on March 29, 2004. According to the amended Schedule TO, Sparkle is offering to purchase up to 100% of the Shares not currently owned by Sparkle, LLC or its subsidiaries, at a cash purchase price of $2.05 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 29, 2004, and in the related Letter of Transmittal (which together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). The 1,062,138 Shares sought to be purchased by Sparkle pursuant to the Offer represent 12.5% of the outstanding Shares. According to the Schedule TO, Sparkle owned 7,414,234 or 87.5% of the outstanding Shares at January 29, 2004.

As stated in the Schedule TO, the purpose of the Offer is to acquire at least 565,200 Shares, resulting in ownership by Sparkle of 7,979,434 Shares or 90% of the outstanding Shares. The amendment states that 621,275 shares have been tendered as of March 1, 2004. With such ownership, Sparkle will be able under provisions of the North Carolina Business Corporation Act (the “NC Corporate Act”) to cause a merger of Reeds with a wholly owned subsidiary of Sparkle without action by the Board of Directors or shareholders of Reeds (the “Merger”). The Schedule TO states that upon successful completion of the Offer without acquiring all of the outstanding Shares, Sparkle will proceed to consummate the Merger and provide the remaining Reeds’ shareholders with cash for each of their Shares in the same amount as paid in the Offer.

Based on information in the Schedule TO, the business address and telephone number of Sparkle is as follows:

Sparkle, LLC
111 Princess Street
Wilmington, NC 28401
(910) 763-4669, EXT. 203

ITEM 3.

N/A

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Of the nine members of the Board of Directors of Reeds, four, Alan M. Zimmer, Arlene Z. Schreiber, Herbert J. Zimmer and Jeffery L. Zimmer, are affiliated with Sparkle, as members and directors. A fifth director, Roberta G. Zimmer, is the mother of those four directors. As a result of the potential perception that the members of the Board of Directors of Reeds that are affiliated with Sparkle would have a conflict of interest in making a recommendation as to the Sparkle Tender Offer, the Reeds’ Board asked the independent members of the Board of Directors to consider a response to the Sparkle Tender Offer. With the advice of counsel, not affiliated with Reeds, for the independent directors, the independent directors determined that they would take “no position” with respect to the Sparkle Tender Offer. No action was taken to engage financial advisors for Reeds, or for the independent directors as a group, to consider the Sparkle Tender Offer. Upon receipt of this response, the Reeds’ Board unanimously adopted in the following resolution:

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THE BOARD OF DIRECTORS OF REEDS JEWELERS, INC. HAS DETERMINED THAT IT WILL TAKE NO POSITION ON THE TERMS OF THE TENDER OFFER MADE BY SPARKLE, LLC TO PURCHASE ALL OF THE SHARES OF REEDS JEWELERS, INC. NOT OWNED DIRECTLY OR INDIRECTLY BY SPARKLE, LLC.

The Board of Directors of Reeds Jewelers, Inc. is taking “no position” regarding the tender offer for the following reasons: (1) the independent directors had determined to take “no position” regarding the Tender Offer; (2) the position of the independent directors should be the position of the Reeds’ Board of Directors; and (3) no independent investment analysis on behalf of Reeds was performed. No independent investment analysis on behalf of Reeds was performed because the independent directors were advised by independent counsel that they had no duty to take a position regarding the Tender Offer. The determination by the Board to take “no position” means that the shareholders should consider the information provided by Sparkle in the Tender Offer without any recommendation or information from the Company in deciding whether to tender Shares in response to the Offer.

A copy of the Reeds press release describing this position is filed as an exhibit to this Statement and incorporated herein by reference.

As of the date hereof and after making a reasonable inquiry, the Company has been advised that each of the independent directors of Reeds and each of the executive officers of Reeds (other than those executive officers of Reeds who are members of Sparkle) presently intends to tender his Shares in the Tender Offer.

ITEMS 5-8.

N/A

ITEM 9. EXHIBITS.

     1. Press Release dated April 8, 2004, issued by Reeds Jewelers, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

REEDS JEWELERS, INC.

April 8, 2004	/s/ James R. Rouse

James R. Rouse Treasurer and Chief Financial Officer

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